Filed by:  Dollar Thrifty Automotive Group, Inc.
Pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company:  Dollar Thrifty Automotive Group, Inc.
Commission File Number for the Related Registration Statement on Form S-4: 333-167085

Press Release

DOLLAR THRIFTY RECEIVES UNSOLICITED OFFER
FROM AVIS BUDGET GROUP

TULSA, Okla., July 28, 2010 -- Dollar Thrifty Automotive Group, Inc. (NYSE: DTG) today confirmed that it received a letter dated July 28, 2010, from Avis Budget Group (“Avis Budget”) outlining an unsolicited proposal to acquire all Dollar Thrifty common stock for consideration consisting of $39.25 in cash and 0.6543 share of Avis Budget stock per Dollar Thrifty share.

As previously announced, Hertz Global Holdings, Inc. (“Hertz”) and Dollar Thrifty executed a definitive merger agreement on April 25, 2010 and the Company continues to be bound by the terms of that agreement.  Hertz filed a preliminary proxy statement/prospectus with respect to the merger with the Securities and Exchange Commission on May 25, 2010, and Dollar Thrifty has scheduled a special meeting of shareholders on September 16, 2010 for a vote on this matter.  Shareholders of record as of August 13, 2010 would be entitled to receive notice of and to vote at that meeting.

The Dollar Thrifty board of directors will review and consider the terms of the Avis Budget proposal in accordance with its fiduciary obligations to shareholders and consistent with the Company’s commitments under the Hertz merger agreement.

Dollar Thrifty will have no further comment on this matter at this time.

About Dollar Thrifty Automotive Group, Inc.

Dollar Thrifty Automotive Group, Inc. is headquartered in Tulsa, Oklahoma. Driven by the mission "Value Every Time," the Company's brands, Dollar Rent A Car and Thrifty Car Rental, serve value-conscious travelers in over 80 countries. Dollar and Thrifty have approximately 600 corporate and franchised locations in the United States and Canada, operating in virtually all of the top U.S. and Canadian airport markets. The Company's approximately 6,000 employees are located mainly in North America, but global service capabilities exist through an expanding international franchise network. For additional information, visit http://www.dtag.com/ or the brand sites at http://www.dollar.com/ and http://www.thrifty.com/.

Important Information for Investors and Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Hertz has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 (registration statement number 333-167085) that includes a preliminary proxy statement of DTG that also constitutes a preliminary prospectus of Hertz. Hertz and DTG also plan to file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of DTG. INVESTORS AND STOCKHOLDERS OF DTG ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Hertz and DTG, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Hertz will be available free of charge on Hertz’s internet website at www.hertz.com or by contacting Hertz’s Investor Relations Department at 201-307-2100.

Copies of the documents filed with the SEC by DTG will be available free of charge on DTG’s internet website at www.dtag.com or by contacting DTG’s Investor Relations Department at 918-669-2119. Hertz, DTG, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DTG in connection with the proposed transaction. Information about the directors and executive officers of Hertz is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010. Information about the directors and executive officers of DTG is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 27, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC when they become available.

Contacts:

Financial:	Investor Relations:

H. Clifford Buster III	Kindra Marts
Dollar Thrifty Automotive Group, Inc.	Dollar Thrifty Automotive Group, Inc.
Chief Financial Officer	Director – Investor Relations
(918) 669-3277	(918) 669-2119
kindra.marts@dtag.com

Media:

David Reno/Stephanie Pillersdorf
Sard Verbinnen & Co.
212-687-8080